2829 South University Drive
P.O. Box 7160
Fargo, ND 58106-7160

April 28, 2003

Dear Stockholders,

        On April 28, 2003, RDO Tender Co., a wholly owned subsidiary of RDO Holdings Co., commenced a tender offer to purchase all outstanding Class A shares of RDO Equipment Co. that are not owned by RDO Tender, RDO Holdings or their affiliates at a purchase price of $6.01 per share, net to the seller in cash, less any withholding taxes and without payment of interest. RDO Holdings is owned primarily by Ronald Offutt, the Chairman of the Board of Directors, Chief Executive Officer and majority stockholder of RDO Equipment. If the tender offer is completed, RDO Tender plans to effect a "short-form" merger in which each publicly-held Class A share not purchased in the offer would be exchanged for $6.01 per share, net to the seller in cash, less any withholding taxes and without payment of interest.

        To mitigate any conflict of interest concerns, your Board of Directors established a Special Committee, composed solely of non-management directors of RDO Equipment, to consider and make a recommendation to the RDO Equipment stockholders regarding the offer. The Special Committee negotiated the $6.01 per share offer price with Mr. Offutt. The Special Committee has unanimously determined that the offer is fair to the RDO Equipment stockholders being asked to tender their Class A shares. The Special Committee recommends that stockholders accept the offer and tender their shares pursuant to the offer.

        In arriving at its recommendation, the Special Committee gave careful consideration to the factors that are described in Item 4 of the enclosed Solicitation/Recommendation Statement on Schedule 14D-9, including the fairness opinions received from Houlihan Lokey Howard & Zukin Financial Advisors, Inc., the Special Committee's financial advisor. The fairness opinions are attached as Annex A to the Schedule 14D-9. Please review these factors and the fairness opinions carefully.

        Enclosed is the Offer to Purchase, dated April 28, 2003, the Letter of Transmittal for your use in tendering your shares, if you so choose, and related documents. These documents contain the terms and conditions of the offer and the merger, provide detailed information about these transactions and include information as to how to tender your shares. Also enclosed is RDO Equipment's Form 10-K that was filed with the Securities and Exchange Commission on April 23, 2003, and is being provided to you in lieu of a separate Annual Report. I urge you to read each of these documents carefully.

Very truly yours,

Norman M. Jones Chairman of the Special Committee